Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: June 13, 2024

[Press Release]

June 12, 2024

Coincheck, Inc.

Coincheck Announces Directors Change

Coincheck, Inc. announces the following change in its directors.

1.　Change in Managing Directors and Executive Directors (As of June 12, 2024)

New Position	Name	Current Position
Chairman, Representative Director & Executive Director	Satoshi Hasuo	Representative Director & President
President, Managing Director & Executive Director	Tomoyuki Isaka	Deputy President, Executive Director
Managing Director	Oki Matsumoto	Chairman, Managing Director
Advisor	Hideaki Kubori	Outside Director
Outside Director	Yuri Suzuki	-
CTO, Senior Executive Director, Director of Engineering & Human Resources Division	Takeshi Matsuoka	CTO, Executive Director, Director of Engineering & Human Resources Division

[Biography of new directors]

Tomoyuki Isaka: President, Managing Director & Executive Director

He started his career at GMO AD Partners Inc., before moving on to GREE, Inc. After experiencing businesses such as advertising, entertainment media, and platform, he was in charge of new product development as a game designer/producer at GREE. He later served in such positions as the head of the Korea branch studio, representative of the JV with Yahoo Japan Corporation, Senior Vice President, CEO of WFS, Inc., and he created multiple hit titles as a manager and producer. In November 2022, he was appointed as Executive Director of Coincheck, Inc. After serving as Senior Executive Director and Deputy President Executive Director, he became Managing Director and President Executive Director in June 2024.

Yuri Suzuki: Outside Director

She was admitted to the Japanese Bar and joined Atsumi & Usui (currently Atsumi & Sakai) in October 2001 and was admitted to the New York State Bar in May 2006. She had been a director of the Japan Institute of Life Insurance for 8 years since June 2015 and has also been appointed as an auditor of the Organization of Global Financial City Tokyo since April 2019. She has been an external auditor of Yayoi Co., Ltd. since March 2022, and an external auditor of CAMPFIRE Inc. since March 2023.

[Management Appointments (As of June 12, 2024)]

Name	Position
Satoshi Hasuo	Chairman, Representative Director & Executive Director
Tomoyuki Isaka	President, Managing Director & Executive Director
Oki Matsumoto	Managing Director
Noboru Mizuta	Managing Director
Nobukazu Takahashi	Outside Director
Yuri Suzuki	Outside Director
Miyako Nishiyama	Corporate Auditor
Atsuyoshi Gohara	Corporate Auditor
Kiyoshi Tamura	Corporate Auditor
Keigo Takegahara	CFO[1], Senior Executive Director, Director of Corporate Division
Takeshi Matsuoka	CTO[2], Senior Executive Director, Director of Engineering & Human Resources Division
Yusuke Otsuka	Executive Director, Director of web3Cloud Business Division
Shohei Sawamura	Executive Director, Director of Crypto Asset Business Division
Tomohiro Kitada	CLO[3], Executive Director, Director of Legal & Compliance Division
Yo Nakagawa	Expert Director
Koichiro Wada	Founder and Advisor
Hideaki Kubori	Advisor
Shoji Kuwashima	Advisor

1:	CFO (Chief Financial Officer)
2:	CTO (Chief Technology Officer)
3:	CLO (Chief Legal Officer)

For inquiries from the press regarding this release, please contact

Coincheck, Inc. PR Group

Mail: pr@coincheck.com

Additional Information and Where to Find It

In connection with the business combination agreement among Coincheck, Inc. (“Coincheck”), Coincheck Group B.V. (“CCG”), Thunder Bridge Capital Partners IV, Inc. (“Thunder Bridge IV”) and others with regards to the proposed transaction, the parties intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form F-4 to be filed by Coincheck Group, B.V. with the SEC, which will include a proxy statement/prospectus of Thunder Bridge IV, and will file other documents regarding the proposed transaction with the SEC. Thunder Bridge IV’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about CCG, Coincheck, Thunder Bridge IV and the proposed business combination. Promptly after the Form F-4 is declared effective by the SEC, Thunder Bridge IV will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of Thunder Bridge IV are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Thunder Bridge IV with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066, Attention: Secretary, (202) 431-0507.

Participants in the Solicitation

Thunder Bridge IV and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Thunder Bridge IV will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Thunder Bridge IV’s directors and executive officers and their ownership of Thunder Bridge IV common stock is set forth in Thunder Bridge IV prospectus, dated June 29, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

CCG, Coincheck and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Thunder Bridge IV in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Coincheck’s industry and market sizes, future opportunities for CCG, Coincheck and Thunder Bridge IV, Coincheck’s estimated future results and the proposed business combination between Thunder Bridge IV and Coincheck, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Thunder Bridge IV’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of Thunder Bridge IV’s shareholders, the failure to achieve the minimum amount of cash available following any redemptions by Thunder Bridge IV shareholders, redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the definitive agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the cryptocurrency and digital assets markets in which Coincheck competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions, risk that Coincheck may not be able to execute its growth strategies, including identifying and executing acquisitions; risks related to the ongoing COVID-19 pandemic and response; risk that Coincheck may not be able to develop and maintain effective internal controls; and other risks and uncertainties indicated in Thunder Bridge IV’s final prospectus, dated June 29, 2021, for its initial public offering, and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Thunder Bridge IV’s other filings with the SEC. Thunder Bridge IV and Coincheck caution that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Thunder Bridge IV and Coincheck or the date of such information in the case of information from persons other than Thunder Bridge IV or Coincheck, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Coincheck’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

4